Exhibit 99.1

NEWS RELEASE
NORTH AMERICAN ENERGY PARTNERS INC. ANNOUNCES PARTNERSHIP WITH DENE SKY SITE SERVICES LTD. PROVIDING UNIQUE PLATFORM FOR GROWTH
Edmonton, Alberta, April 06, 2017 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX:NOA/NYSE:NOA) an Edmonton-based heavy construction and mining contractor today announces that one of its wholly owned subsidiaries, North American Enterprises Ltd. (“NAEL”) has entered into a partnership with Dene Sky Site Services Ltd. (“Dene Sky”) under the name “Dene North Site Services”.  Dene Sky holds a 51% interest in the partnership, with NAEL holding the other 49%.  The partnership will primarily pursue opportunities in Northern Alberta.
Dene Sky is a privately-owned First Nations business based out of Janvier, Alberta in the heart of the Athabasca oil sands.  Dene Sky provides earthworks, road construction and maintenance, specialized welding, site development, plant maintenance and labour services. Owners Sherri Herman and Kelly Herman are Chief Executive Officer (CEO) and President respectively and will continue to support the business and have key roles in management of the partnership.
Sherri Herman, Dene Sky CEO said: “We believe the partnership with NAEP is a good match in that we share common values for safety, operations and maintenance excellence. We see the partnership as an ability to grow our business to the next level through access to NAEP’s comprehensive systems, maintenance and operations expertise, extensive equipment fleet and broader market access while maintaining our roots and commitments to Aboriginal employment, local and regional procurement and community development.”
 Joe Lambert, Chief Operating Officer of NAEP stated, “We are very excited to have an opportunity to partner with Dene Sky. Kelly and Sherri have built a well-run company from the ground up and we believe that we can leverage our combined skills and synergy to provide a platform that should expand our services on the oil sands mines and the in-situ market, in particular, where Dene Sky has had significant past success.”
Martin Ferron, CEO of NAEP added: “This modest capital, bolt-on investment with high upside potential combines the strengths of our individual companies, enhances our competitive position in the oil sands and provides us better access to more natural resource markets and geographic locations.”
Forward-Looking Information
The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “expect”, “may”, “could”, “believe”, “should” or similar expressions.
The material factors or assumptions used to develop the above forward-looking statements include, and the risks and uncertainties to which such forward-looking statements are subject, are highlighted in the Company’s Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2016. Actual results could differ materially from those contemplated by such forward-looking statements as a result of any number of factors and uncertainties, many of which are beyond NAEP’s control.  Undue reliance should not be placed upon forward-looking statements and NAEP undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NAEP, you should read the Company’s disclosure documents filed with the SEC and the CSA. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.

NEWS RELEASE

About the Company
North American Energy Partners Inc. (www.nacg.ca) is the premier provider of heavy construction and mining services in Canada. For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands. The Company maintains one of the largest independently owned equipment fleets in the region.
For further information contact:
David Brunetta, CPA, CMA
Director, Finance and Information Technology
North American Energy Partners Inc.
(780) 969-5574
dbrunetta@nacg.ca
www.nacg.ca